UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70298 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 05/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AEL Financial Services. LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2101 Rexford Road, Suite 310
(No. and Street)

| Charlotte | NC | 28211 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Susan Hayes | (609) 642-6593 | shayes@pattentraining.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino LLP
(Name – if individual, state last, first, and middle name)

| 6 CityPlace Dr., Suite 900 | St. Louis | MO | 63141 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/03 | 32 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Elizabeth Bailey _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AEL Financial Services, LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PASCALE M. DUMONT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DU6234966
Qualified in Nassau County
My Commission Expires 04-10-2023

Notary Public

Signature: _Elizabeth Bailey_

Title:
Chief Compliance Officer

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**AEL FINANCIAL SERVICES, LLC**

(Formerly Known as Lockton Capital, LLC)

Financial Statements and Supplementary Information

For the Period from May 1, 2022 Through December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

Armanino LLP
6 Cityplace Drive
Suite 900
St. Louis, MO 63141-7194
314-983-1200      main
armaninoLLP.com



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
AEL Financial Services, LLC
West Des Moines, IA 50266

## Opinion on the Financial Statements

We have audited the accompanying balance sheet of AEL Financial Services, LLC (a North Carolina limited liability company, the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the period from May 1, 2022, through December 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of AEL Financial Services, LLC as of December 31, 2022, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of AEL Financial Services, LLC's management. Our responsibility is to express an opinion on AEL Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AEL Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information included at pages 11 - 13 has been subjected to audit procedures performed in conjunction with the audit of AEL Financial Services, LLC's financial statements. The supplemental information is the responsibility of AEL Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as AEL Financial Services, LLC's auditor since 2020.

*Armanino LLP*

Armanino LLP
St. Louis, Missouri

March 31, 2023



An independent firm
associated with Moore
Global Network Limited

# AEL FINANCIAL SERVICES, LLC

Balance Sheet

December 31, 2022

## Assets

| | | |
|---|---|---:|
| Cash | $ | 310,322 |
| Due from affiliate | | 1,250 |
| Prepaid expenses and other assets | | 2,121 |
| **Total assets** | $ | 313,693 |

## Liabilities and Member's Equity

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 11,896 |
| Total liabilities | | 11,896 |
| | | |
| Member's equity | | 301,797 |
| **Total liabilities and member's equity** | $ | 313,693 |

See accompanying notes to financial statements.

**AEL FINANCIAL SERVICES, LLC**

Statement of Operations

For the Period from May 1, 2022 Through December 31, 2022

| | | |
|---|---|---:|
| Revenue: | | |
| Distribution allowance income | $ | 60,000 |
| Total Revenue | | 60,000 |
| Expenses: | | |
| Salaries and other employment costs | | 131,142 |
| Legal and professional fees | | 108,227 |
| Regulatory fees and expenses | | 11,683 |
| Technology and communications | | 2,460 |
| General and administrative | | 6,741 |
| Total Expenses | | 260,253 |
| Net loss | $ | (200,253) |

See accompanying notes to financial statements.

# AEL FINANCIAL SERVICES, LLC

## Statement of Changes in Member's Equity

### For the Period from May 1, 2022 Through December 31, 2022

| | Paid-in capital | Retained earnings (Accumulated deficit) | Total |
|---|---|---|---|
| Balance, April 30, 2022 | $ - | $ 2,050 | $ 2,050 |
| Capital contributions from member | 500,000 | - | 500,000 |
| Net loss for period May 1, 2022 through December 31, 2022 | - | (200,253) | (200,253) |
| Balance, December 31, 2022 | $ 500,000 | $ (198,203) | $ 301,797 |

See accompanying notes to financial statements.

# AEL FINANCIAL SERVICES, LLC

Statement of Cash Flows

For the Period from May 1, 2022 Through December 31, 2022

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (200,253) |
| | | |
| Changes in operating assets & liabilities: | | |
| Due from affiliate | | (1,250) |
| Prepaid expenses and other assets | | (71) |
| Accounts payable and accrued liabilities | | 11,896 |
| Net cash used in operating activities | | (189,678) |
| | | |
| Cash flows from financing activities: | | |
| Cash contributions from member | | 500,000 |
| Net cash provided by financing activities | | 500,000 |
| | | |
| Change in cash and cash equivalents | | 310,322 |
| | | |
| Cash and cash equivalents, beginning of period | | - |
| Cash and cash equivalents, end of period | $ | 310,322 |

See accompanying notes to financial statements.

# AEL FINANCIAL SERVICES, LLC
## Notes to Financial Statements
## December 31, 2022

**(1)   Nature of Operations**

AEL Financial Services, LLC (the Company), formerly known as Lockton Capital, LLC (see note 2(d)), a subsidiary of NC Securities Holdco, LLC (Parent), is organized in the state of North Carolina. The Parent, a North Carolina limited liability company, is a subsidiary of American Equity Investment Life Holding Company (AEL), an Iowa corporation.  On December 20, 2019, the Company was approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934.  The Company has exemptive status as a stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is approved to conduct certain securities activities related to investment banking and capital market transactions, including private placements, mergers and acquisitions, and best-efforts underwritings.  The Company's clients are mainly institutional and corporate clients. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by plan vendors. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application way basis direct with the fund company or carrier. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

On November 23, 2022 the Company filed a Continuing Membership Application with FINRA to change its business operations to include wholesaling/underwriting of variable annuity products issued by affiliated insurance providers, a material change in its approved lines of business.  The CMA is currently under review by FINRA, and a response is anticipated in May 2023.

**(2)   Summary of Significant Accounting Policies**

**(a)   Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

**(b)   Cash**

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.  The Company maintains its cash balances with an accredited financial institution.  At times the balances may be in excess of federally insured limits.

**(c)   Income Taxes**

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income

is reported on its member's federal income tax return. Thus, no income taxes have been recorded in the financial statements for the period from May 1, 2022 through December 31, 2022.

*(d)*    *Business Combination*

On April 22, 2022, AEL completed its acquisition of all the issued and outstanding membership interest of the Company (then known as Lockton Capital, LLC) from Lockton Operating Companies, LLC. AEL subsequently contributed its ownership interest to Parent.   The Company merged with Lockton Capital, LLC on July 13, 2022.

The Company has elected not to apply pushdown accounting under ASC 805-50-25-4.

*(e)*    *Fair Value of Financial Instruments*

Under existing authoritative accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. At December 31, 2022, the carrying amounts of financial assets and liabilities reported in the accompanying balance sheet for cash, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the short-term nature of these financial instruments.

Authoritative accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. The Company classifies the inputs used to measure these fair values into the following hierarchy as defined by current authoritative accounting guidance:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical instruments in active markets.

- Level 2 – Inputs to the valuation methodology include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, inputs other than quoted prices that are observable for the instrument, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

*(f)*    *Revenue Recognition*

The Company's revenue is derived from consulting fees paid directly by clients for services with respect to facilitation of investment banking and capital markets transactions focused on connecting business opportunities in the insurance space with alternative capital. The Company also receives distribution allowance income from an affiliate (see note 3).

Consulting fees represent the stand ready obligations that are recognized over time during the contract term. Consulting fees are billed monthly with a payment due date within 30 days of the invoice date. Additionally, certain fee-based arrangements may include a percentage of the total transaction price upon settlement when the capital is successfully called through a private placement. These fees are recognized at a point in time as the Company fulfills its performance obligation upon closing the transaction. No significant judgements were made in applying the revenue recognition policy. From May 1,2022 through December 31, 2022 the Company did not earn any consulting fees.

Distribution allowance income is earned on an ongoing basis and is recognized monthly. From May 1,2022 through December 31, 2022 the Company earned $60,000 in distribution allowance income.

**(3)    Transactions with Affiliates**

The Company, its Parent and other affiliates are under common control. The existence of that control could create operating results and financial positions significantly different than if the companies were autonomous.

The Company entered into a Distribution Agreement (the Agreement) with an affiliate, American Equity Investment Life Insurance Company (AEILIC), effective October 31, 2022. The Agreement will remain in effect unless terminated by either party upon thirty (30) days' written notice. Under the terms of the Agreement, AEILIC pays the Company a monthly allowance of $30,000 to enable the Company to provide underwriting and distribution services for fixed annuity and registered annuity products offered by AEILIC to third-party selling firms and their sales representatives. Until FINRA approves the CMA, the allowance covers expenses incurred in creating the support systems and regulatory environment for the Company to meet its contractual obligations. Once the CMA is approved, the Company will be responsible for distributing AEILIC contracts for the fixed annuity and registered annuity products through various third-party broker-dealers and insurance agencies. The Company will also provide information and marketing support and will be responsible for the filing of advertisements, marketing literature and educational materials required by FINRA. To the extent that the Company's monthly expenses incurred in the performance of these services exceed the monthly allowance, AEILIC will reimburse the Company at cost. The Company recorded

$60,000 in distribution allowance income in its statement of operations. Monthly expenses incurred in performance of the services have not exceeded the monthly distribution allowance in any month since the agreement has been in effect.

The Company reimburses AEILIC for salaries and other employment costs for the services of management personnel and other expenses AEILIC incurs on the Company's behalf including legal and professional fees, technology and communications, and other expenses. A formal management agreement is pending.

The balance sheet includes the following transaction due from AEILIC:

Due from affiliate $ 1,250

The statement of operations includes the following balances transacted with AEILIC:

| | |
|---|---|
| Distribution allowance income | $ 60,000 |
| Salaries and other employment costs | 87,517 |
| Legal and professional fees | 18,258 |
| Technology and communications | 2,460 |

The Company reimburses an affiliate, Eagle Life Insurance Company (Eagle), for salaries and other employment costs for the services of management personnel. A formal management agreement is pending. The statement of operations includes $43,625 in salaries and other employment costs paid to Eagle for the period from May 1, 2022 through December 31, 2022.

For the period from May 1, 2022 through December 31, 2022, the Company reimbursed its Parent $33,018 for expenses incurred on the Company's behalf. These expenses appear in the statement of operations:

| | |
|---|---|
| Legal and professional fees | $ 33,000 |
| General and administrative | 18 |

For the period from May 1, 2022 through December 31, 2022, the Company reimbursed AEL $43,968 for legal and professional fees. This amount appears in the statement of operations under Legal and professional fees.

**(4) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker dealer, which requires the maintenance of minimum net capital defined as the greater of $5,000 or a ratio of aggregate indebtedness to net

capital. As of December 31, 2022, the Company had net capital of $298,426 which was $292,426 in excess of its minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

**(5)**   **Subsequent events**

The Company has evaluated subsequent events from the balance sheet date through March 31, 2023, the date at which the financial statements were available to be issued and determined there are no other items to disclose.

# AEL FINANCIAL SERVICES, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2022

| | | |
|---|---|---:|
| Net capital computation | | |
| Total member's equity | $ | 301,797 |
| Total member's equity qualified for net capital | | 301,797 |
| Add additions to net worth | | - |
| Less nonallowable assets | | 3,371 |
| Net capital before haircuts | | 298,426 |
| Less haircuts and undue concentration | | - |
| Net capital | | 298,426 |
| | | |
| Aggregate indebtedness | | 11,896 |
| | | |
| Computation of net capital requirement | | |
| Minimum net capital requirement* | $ | 5,000 |
| | | |
| Excess net capital | $ | 293,426 |
| | | |
| Net capital in excess of 120% of required net capital | $ | 292,426 |
| | | |
| Ratio of aggregate indebtedness to net capital | | .04 to 1.00 |

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5 at December 31, 2022 as amended.

\* The minimum net capital required is calculated by taking the greater of $5,000 or 6.67% of Aggregate Indebtedness at December 31, 2022. 6.67% of Aggregate Indebtedness was calculated to be $673 ($10,090 x 6.667% = $673).

See accompanying report of independent registered public accounting firm.

**AEL FINANCIAL SERVICES, LLC**

Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

This computation is not applicable to AEL Financial Services, LLC, as the Company, which is an acquisitions and private placement business, qualifies for exemption under Rule 15c3-3 pursuant to reliance on Footnote 74 of SEC Release No. 34-70073.

See accompanying report of independent registered public accounting firm.

**AEL FINANCIAL SERVICES, LLC**

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

Information relating to possession or control requirements is not applicable to AEL
Financial Services, LLC, as the Company, which is an acquisitions and private placement
business, qualifies for exemption under Rule 15c3-3 pursuant to reliance on Footnote 74
of SEC Release No. 34-70073.

See accompanying report of independent registered public accounting firm.

Armanino LLP
6 Cityplace Drive
Suite 900
St. Louis, MO 63141-7194
314-983-1200      main
armaninoLLP.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
AEL Financial Services, LLC
West Des Moines, IA  50266

We have reviewed management's statements, included in the accompanying Exemption Report, pursuant to SEC Rule 17a-5, in which (1) AEL Financial Services, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") because the Company: limited its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, did not receive, hold, or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers, throughout the period from May 1, 2022, through December 31, 2022, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AEL Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Armanino LLP*

Armanino LLP
St. Louis, Missouri

March 31, 2023

# AEL FINANCIAL SERVICES, LLC
**2101 Rexford Road, Suite 310**
**Charlotte, NC 28211**

## EXEMPTION REPORT

AEL Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)     The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2)     The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers throughout the period May 1, 2022 to December 31, 2022, without exception.

_____
AEL Financial Services, LLC


I, Elizabeth Bailey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.


Sign:_____*Elizabeth Bailey*_____          Date:_March 31, 2023_____

Elizabeth Bailey
Chief Compliance Officer


SEC Filing #8-70298
FINRA CRD #300285